FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2004

UNILEVER N.V.
(Translation of registrant’s name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

The press release attached hereto as Exhibit 99 is incorporated herein by reference.

CAUTIONARY STATEMENT

This Report on Form 6-K may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends" and other similar expressions of future performance or results are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting Unilever. Because of the risks and uncertainties that always exist in any operating environment or business, Unilever cannot give any assurance that the expectations expressed in these statements will prove correct. Actual results may differ materially from those included in these statements due to a variety of factors, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, and political, economic and social conditions in the geographic markets where Unilever operates. Unilever undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, and you are cautioned not to place undue reliance on these forward-looking statements. Further details of potential risks and uncertainties affecting Unilever aredescribed in Unilever's filings with the Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/s/ A. BURGMANS By A. BURGMANS By CHAIRMAN

/s/ J. A. A. VAN DER BIJL By J. A. A. VAN DER BIJL By SECRETARY

Dated: February 13, 2004

EXHIBIT INDEX
Exhibit Number	Exhibit Description

99	Press release dated February 12, 2004, “Unilever Results Fourth Quarter and Annual Results 2003 (Unaudited and provisional, at constant exchange rates unless stated)”